June 23, 2025

Kong Wai Yap
Chief Financial Officer
Starry Sea Acquisition Corp
418 Broadway #7531
Albany, NY 12207

       Re: Starry Sea Acquisition Corp
           Registration Statement on Form S-1
           Filed June 12, 2025
           File No. 333-287976
Dear Kong Wai Yap:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 21, 2025 letter on your draft registration statement.

Registration Statement on Form S-1 filed June 12, 2025
Risk Factors
Risks Associated with Our Business
Our letter agreement with our sponsor, officers and directors may be amended without shareholder approval., page 52

1. We note your disclosure in response to prior comment 4. Please expand your disclosure to address the difficulty that a replacement sponsor may have in finding a business combination target.
Executive Officer and Director Compensation, page 129

2. We note the form of the employment agreement filed as Exhibit 10.8 and the form of the director service agreement filed as Exhibit 10.9. Please revise this section to
 June 23, 2025
Page 2

       clearly disclose any compensation arrangements that have been entered into or that will be entered into after the completion of this offering with the executive officers and directors. See Item 402 of Regulation S-K. Please also revise the cover page, summary, and the table on page 128 as required by Items 1602(a)(3), 1602(b)(6), and
       1603(a)(6) of Regulation S-K.
General

3. We note the exclusive forum provision in the form of the second amended and restated memorandum and articles of association. Please provide clear disclosure of this provision, including whether it applies to federal securities law claims, and any risks to shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Jia Yan